Profusa, Inc.

626 Bancroft Way, Suite A

Berkeley, CA 94710

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Juana Grana

Re:	Profusa, Inc.
Registration Statement on Form S-1
Registration No. 333-295364

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Profusa, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 A.M. (Eastern Time) on May 4, 2026, or as soon thereafter as possible on such date.

Very truly yours,

Profusa, Inc.

By:	/s/ Ben Hwang
Name: Ben Hwang
Title: Chief Executive Officer